Exhibit 21.1

Subsidiaries of Matterport, Inc.

Legal Name	Jurisdiction of Incorporation
Matterport Operating, LLC	Delaware
Matterport (UK) Sales Ltd.	United Kingdom and Wales
Matterport Pte. Ltd.	Singapore